

April 10, 2024

Granger Whitelaw
Chief Executive Officer
GoLogiq, Inc.
85 Broad Street, 16-079
New York, NY 10004

 Re: GoLogiq, Inc.
 Form 10-K for the Fiscal Year Ended December 31, 2022
 Response dated November 9, 2023
 File No. 333-231286

Dear Granger Whitelaw:

 We have reviewed your submission filed on April 5, 2024 and have the following comment.

 Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

 After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 22

1. With respect to your submission filed on April 5, 2024, we note your statement that you reviewed Schedule 13D or 13G filings, material contracts, and representation on your board of directors in connection with your required submission under paragraph (a).Please supplementally describe to us any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Scott Kline